UNITED STATESSECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

                          SCHEDULE 13D
            UNDER THE SECURITIES EXCHANGE ACT OF 1934


                   HUGOTON ENERGY CORPORATION
----------------------------------------------------------------
                        (Name of Issuer)

                   Common Stock, no par value
-----------------------------------------------------------------
                 (Title of Class of Securities)

                           444613 10 3
                          -------------
                         (CUSIP Number)

Robert A. BelferChairman and Chief Executive OfficerBelco Oil & Gas
 Corp.767 Fifth Avenue, 46th FloorNew York, NY 10153(212) 644-2200
--------------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communication)

                          June 17, 1997
-----------------------------------------------------------------
     (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Page 1 of 14 Pages

                          SCHEDULE 13D

CUSIP NO.  444613 10 3                            PAGE 2 OF 14 PAGES


1  NAME OF REPORTING PERSONS.S. OR
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BELCO ENERGY LP13-3882535

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
                                                       (b)  [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     BK & WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d)OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

   NUMBER OF     7    SOLE VOTING POWER
    SHARES               2,940,000

 BENEFICIALLY    8    SHARED VOTING POWER
   OWNED BY

EACH REPORTING   9    SOLE DISPOSITIVE POWER
                         2,940,000

  PERSON WITH    10   SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON
     2,940,000
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.87%

14 TYPE OF REPORTING PERSON*
     PN

 *SEE INSTRUCTIONS BEFORE FILLING OUT!INCLUDE BOTH SIDES OF THE
  COVER PAGE, RESPONSES TO ITEMS 1-7(INCLUDING EXHIBITS) OF THE
            SCHEDULE, AND THE SIGNATURE ATTESTATION.


                          SCHEDULE 13D

CUSIP NO.  444613 10 3                           PAGE 3 OF 14 PAGES


1  NAME OF REPORTING PERSONS.S. OR
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BELCO OPERATING CORP.51-0340969

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
                                                       (b)  [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d)OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE

  NUMBER OF     7    SOLE VOTING POWER
    SHARES              2,940,000

 BENEFICIALLY   8    SHARED VOTING POWER
   OWNED BY

EACH REPORTING  9    SOLE DISPOSITIVE POWER
                        2,940,000

 PERSON WITH    10   SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON
     2,940,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.87%

14 TYPE OF REPORTING PERSON*
     CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!INCLUDE BOTH SIDES OF THE
 COVER PAGE, RESPONSES TO ITEMS 1-7(INCLUDING EXHIBITS) OF THE
           SCHEDULE, AND THE SIGNATURE ATTESTATION.


                          SCHEDULE 13D

CUSIP NO.  444613 10 3                            PAGE 4 OF 14
PAGES


1  NAME OF REPORTING PERSONS.S. OR
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     BELCO OIL & GAS CORP.13-3869719

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
                                                       (b)  [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d)OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     NEVADA

 NUMBER OF   7   SOLE VOTING POWER
   SHARES           2,940,000

BENEFICIALLY 8   SHARED VOTING POWER
  OWNED BY

    EACH     9   SOLE DISPOSITIVE POWER
 REPORTING          2,940,000

PERSON WITH  10  SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON
     2,940,000
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.87%

14 TYPE OF REPORTING PERSON*
     HC

 *SEE INSTRUCTIONS BEFORE FILLING OUT!INCLUDE BOTH SIDES OF THE
  COVER PAGE, RESPONSES TO ITEMS 1-7(INCLUDING EXHIBITS) OF THE
            SCHEDULE, AND THE SIGNATURE ATTESTATION.


                          SCHEDULE 13D
CUSIP NO.  444613 10 3                            PAGE 5 OF 14 PAGES


1  NAME OF REPORTING PERSONS.S. OR
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ROBERT A. BELFER###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
                                                       (b)  [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
     N/A

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d)OR 2(e)

6  CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES

  NUMBER OF     7      SOLE VOTING POWER
    SHARES                2,940,000

 BENEFICIALLY   8      SHARED VOTING POWER
   OWNED BY

EACH REPORTING  9      SOLE DISPOSITIVE POWER
                          2,940,000

 PERSON WITH    10     SHARED DISPOSITIVE POWER

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON
     2,940,000
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
   EXCLUDES CERTAIN SHARES*

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.87%

14 TYPE OF REPORTING PERSON*
     IN

 *SEE INSTRUCTIONS BEFORE FILLING OUT!INCLUDE BOTH SIDES OF THE
  COVER PAGE, RESPONSES TO ITEMS 1-7(INCLUDING EXHIBITS) OF THE
            SCHEDULE, AND THE SIGNATURE ATTESTATION.


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934


ITEM 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, no par value per share (the "Common Stock"),

of Hugoton Energy Corporation, a Kansas corporation (the

"Company").  The Company's principal executive offices are

located at 301 N. Main, Suite 1900, Wichita, Kansas 67202.


ITEM 2.   IDENTITY AND BACKGROUND.

     This Schedule 13D is filed by Belco Energy LP ("Belco

Energy"), Belco Operating Corp. ("Belco Operating"), Belco Oil &

Gas Corp. ("Belco") and Mr. Robert A. Belfer ("Mr. Belfer" and

with Belco Energy, Belco Operating and Belco, collectively, the

"Reporting Parties").

     Belco is a Nevada corporation and an independent energy

company engaged in the exploration, development and production of natural gas and oil.  The business address of Belco is set forth in the cover page hereof.  Belco Energy is a Delaware limited partnership whose general partner is Belco Operating, a Delaware corporation and a wholly-owned subsidiary of Belco.  Belco

Energy's principal business is the exploration, development and production of natural gas and oil and its principal offices are located at 14300 Cornerstone Village Drive, Suite 421, Houston,

Texas 77104.  Belco Operating's principal business is the

exploration, development and production of natural gas and oil and its principal offices are located at 14300 Cornerstone

Village Drive, Suite 421, Houston, Texas 77104.

     For information with respect to the identity and background of directors and executive officers of Belco and Belco Operating,

see Schedules I and II hereto, respectively.  All persons

identified in Schedules I and II are United States citizens.

     Mr. Belfer is Chairman of the Board and Chief Executive

Officer of Belco at the address listed on the cover page herein.

Mr. Belfer is the beneficial owner of approximately 38.85% of the shares of common stock of Belco and as such may be considered as beneficial owner of the shares of Common Stock beneficially owned by Belco.  Mr. Belfer is a United States citizen.

     During the past five years, none of the Reporting Parties

(i) has been convicted in a criminal proceeding (excluding

traffic violations or similar misdemeanors), or (ii) has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any

violation with respect to such laws.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
          CONSIDERATION.

     The purchase price for the 2,940,000 shares of Common Stock beneficially owned by the Reporting Parties (the "Purchased

Stock") was $30,870,000, at $10.50 per share, of which

approximately $10,000,000 was funded through borrowings under

Belco Energy's credit agreement dated as of December 1, 1994, as amended (the "Credit Agreement").  The Credit Agreement is

incorporated herein by reference, as described in Exhibit B.  The remaining portion of the purchase price was funded from working capital.

     Item 3 is inapplicable to Belco, Belco Operating and Mr.

Belfer.


ITEM 4.   PURPOSE OF TRANSACTION.

     Belco acquired the Purchased Stock for investment and for the purpose of pursuing the possibility of a business combination transaction between Belco and the Company.  Belco entered into a mutual confidentiality agreement with the Company for the purpose of exchanging information with the Company.  On June 25, 1997,

Belco submitted a written proposal to the Company relating to

Belco acquiring all of the outstanding Common Stock (other than the Purchased Stock) at a price per share with a value of $15.00 per share, consisting of $5.00 in cash (the "Cash Consideration")

and $10.00 in newly issued Belco common stock (the "Stock

Consideration"), subject to Belco's satisfactory completion of its due diligence of the Company and the negotiation and execution of a mutually satisfactory definitive agreement.  The proposal

provided that the amount of shares of Belco common stock

constituting the Stock Consideration will be calculated assuming a market price per share of Belco common stock of $23.00, and will be increased or decreased, as applicable, by up to 10%, to the extent that the market price of Belco common stock at the time of the consummation of the transaction is more or less than $23.00.

The written proposal submitted by Belco was not a binding

commitment.  The combination of the proposal and Belco's

acquisition of the Purchased Stock at $10.50 per share would result in a blended cost to Belco of $14.33 per share for all of the outstanding Common Stock.  On June 27, 1997, Belco and the

Company entered into an agreement granting Belco an exclusivity period until the close of business on July 11, 1997, and whereby the Company agreed to reimburse Belco for its reasonable expenses incurred in connection with pursuing the proposal up to $150,000 in the event Belco and the Company do not enter into a definitive agreement with respect to a business combination and, within 12 months of June 27, 1997, the Company enters into an agreement with a third party relating to a comparable transaction at a purchase price per share with a value of $14.00 or more.  There can be no assurances that Belco will enter into a business combination transaction with the Company.  A copy of such written proposal is attached hereto as Exhibit C and a copy of such agreement relating to exclusivity and reimbursement of expenses is attached hereto as

Exhibit D.

     Except to the extent indicated above, the Reporting Parties and the persons named in Item 2 presently have no plans or

proposals relating to the Company's securities.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Parties are deemed to beneficially own

2,940,000 shares of Common Stock by virtue of Belco's purchase of such shares pursuant to the Stock Purchase Agreement.  The

2,940,000 shares of Common Stock beneficially owned by the

Reporting Parties represent, to the best of the Reporting

Parties' knowledge, 14.87% of the outstanding Common Stock, on the basis of 19,767,036 shares of Common Stock as disclosed in the Report on Form 10-Q filed by the Company for the quarterly period ended March 31, 1997.  The executive officers and

directors of Belco and Belco Operating may be deemed beneficial owners of the shares beneficially owned by Belco and Belco

Operating, respectively.  However, (i) such executive officers and directors disclaim such beneficial ownership, and (ii) such executive officers and directors are beneficial owners of no other shares of Common Stock, except that Mr. Philip A. Epstein owns 100 shares of Common Stock.

     Mr. Belfer joins the other Reporting Parties in filing this

Schedule 13D because, as beneficial owner of 38.85% of the shares of common stock of Belco, he may be deemed beneficial owner of the shares of Purchased Stock beneficially owned by Belco,

although neither the fact of this filing nor anything contained herein shall be deemed to be an admission that Mr. Belfer

beneficially owns any of the shares of Purchased Stock owned by the other Reporting Parties, for which Mr. Belfer disclaims

beneficial ownership.

     (b) The responses of the Reporting Parties to Items 7

through 11 and Item 13 on the cover page of this Schedule 13D relating to beneficial ownership of the Purchased Stock are

incorporated herein by reference.

     (c) Except as set forth above, the Reporting Parties have

not engaged in any transactions in the class of securities

reported on during the past sixty days.

     (d) No person other than the Reporting Parties is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Purchased

Stock.

     (e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On June 17, 1997, Belco entered into a Stock Purchase

Agreement (the "Stock Purchase Agreement") with First Reserve

Secured Energy Assets Fund, Limited Partnership and First Reserve

Fund V, Limited Partnership providing for the purchase of the

Purchased Stock for $30,870,000, at $10.50 per share.  Belco assigned its rights under the Stock Purchase Agreement to Belco

Energy.  On June 19, 1997, Belco Energy acquired the Purchased

Stock.

     In connection with the Stock Purchase Agreement, Belco entered into a letter agreement with the Company whereby each of Belco and the Company agreed to enter into a mutual confidentiality

agreement and whereby the Company agreed to grant Belco, and granted Belco, certain registration rights with respect to the

Purchased Stock.  The Stock Purchase Agreement is attached hereto as Exhibit E.  The mutual confidentiality agreement is attached hereto as Exhibit F.  The letter agreement is attached hereto as

Exhibit G, and a press release issued by Belco on June 20, 1997 relating to the transactions which are the subject of this filing,

is attached hereto as Exhibit H.  In addition, as stated and described in Item 4, (i) on June 25, 1997, Belco submitted to the

Company a written proposal relating to Belco acquiring all of the outstanding capital sock of the Company (other than the Purchased

Stock), a copy of which is attached hereto as Exhibit C and (ii)

on June 27, 1997, the Company and Belco entered into an agreement granting Belco an exclusivity period until the close of business on July 11, 1997, and whereby the Company agreed, under certain circumstances, to reimburse Belco for expenses incurred in

pursuing the proposal up to $150,000, a copy of which is attached hereto as Exhibit D.

     There are no other contracts, arrangements, understandings or relationships (legal or otherwise) among Belco Energy, Belco

Operating, Belco, Mr. Belfer and the other individuals named in

Item 2 hereof and between such persons and any other person with respect to any securities of the company, including but not

limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, put or calls,

guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.


                      The following exhibits are filed as part of this Schedule 13D.

          Exhibit A      Agreement Concerning Filing Schedule

                         13D.

          Exhibit B      Credit Agreement dated as of December 1,

                         1994 between Belco Energy and The Chase

                         Manhattan Bank, N.A. (Incorporated by

                         reference to Exhibit 10.18 of the

                         Registration Statement on Form S--1,

                         Registration No. 333-1034); Amendment

                         No. 1 to the Credit Agreement dated as

                         of January 25, 1996 (Incorporated by

                         reference to Exhibit 10.19 of the

                         Quarterly Report filed on Form 10-Q

                         dated March 31, 1996); Amendment No. 2

                         to the Credit Agreement dated as of

                         March 1, 1996 (Incorporated by reference

                         to Exhibit 10.20 of the Quarterly Report

                         filed on Form 10-Q dated March 31,

                         1996); Amendment No. 3 to the Credit

                         Agreement dated as of March 29, 1996

                         (Incorporated by reference to Exhibit

                         10.21 of the Quarterly Report filed on

                         Form 10-Q dated March 31, 1996).

          Exhibit C      Proposal Letter, dated June 25, 1997.

          Exhibit D      Letter Agreement, dated June 27, 1997.

          Exhibit E      Stock Purchase Agreement, dated as of

                         June 17, 1997, between First Reserve

                         Secured Energy Assets Fund, Limited

                         Partnership, First Reserve Fund V,

                         Limited Partnership and Belco.

          Exhibit F      Confidentiality Agreement, dated June

                         17, 1997, between Belco and the Company.

          Exhibit G      Letter Agreement, dated June 17, 1997,

                         between Belco and the Company.

          Exhibit H      Press Release, dated June 20, 1997, of

                         Belco.



                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 1997

                              BELCO ENERGY LP

                              By:  Belco Operating Corp.
                                   its General Partner


                              By: /s/Robert A. Belfer
                                  -----------------------------
                                  Name:   Robert A. Belfer
                                  Title:  Chairman and
                                          Chief Executive Officer

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 1997

                              BELCO OPERATING CORP.

                              By: /s/Robert A. Belfer
                                  -----------------------------
                                  Name:   Robert A. Belfer
                                  Title:  Chairman and
                                          Chief Executive Officer

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 1997


                              BELCO OIL & GAS CORP.

                              By: /s/Robert A. Belfer
                                  -----------------------------
                                  Name:   Robert A. Belfer
                                  Title:  Chairman and
                                          Chief Executive Officer

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 27, 1997



                              By: /s/Robert A. Belfer
                                  -----------------------------
                                  Name:   Robert A. Belfer


                              Schedule I

     The name, business address, and present principal occupation or employment of each of the executive officers and directors of Belco are set forth below. Unless otherwise indicated, (i) the business address of each executive officer is either 767 Fifth Avenue, 46th Floor, New York, New York 10153 as indicated by the sign (NY) or 14300 Cornerstone Village Drive, Suite 421, Houston, Texas 77104 as indicated by the sign (TX); (ii) each director and executive officer is a citizen of the United States; (iii) such person does not have any other principal occupation; (iv) in the last five years, none has been convicted in a criminal proceeding excluding traffic violations or similar misdemeanor; and (v) in the last five years, none has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Name and Position with Belco:

          Robert A. Belfer
               Chairman of the Board, Chief Executive Officer and
               Director (NY)
               Laurence D. Belfer
               President, Chief Operating Officer and Director (NY)

          Graham Allison
               Director
               Douglas Dillon Professor of Government and
               Director of the Center for Science and  International
               Affairs, Kennedy School of    Government, 79 JFK
               Street, Cambridge, MA 02138
               Daniel C. Arnold
               Director

          Alan D. Berlin
               Director
               Partner in the law firm Aitken Irvin Lewin Berlin
               Vrooman & Cohn, LLP, 2 Gannet Drive, White Plains, NY 10614

          Jack Saltz
               Director
               President of OTS Corp. and Highpro Corp.
               Georgiana Sheldon-Sharp
               Director
               Member of the Executive Committee of the United States Energy Association World Energy
               Conference, U.S. Energy Association, 1620 Eye St. NW, Suite 1000, Washington, DC 20006

          Philip A. Epstein
               Senior Financial and Legal Advisor and General
               Counsel (NY)

          Dominick J. Golio
               Vice President - Finance, Chief Financial Officer and Treasurer (NY)

          Shiv K. Sharma
               Senior Vice President - Engineering (NY)

          Mel Fife
               Vice President - Land (TX)

          Gary Hampton
               Vice President - Exploration - Eastern Region (TX)

          Steven L. Mueller
               Vice President - Exploration - Western Region (TX)

          George A. Sheffer
               Vice President - Operations (TX)

                              Schedule II

     The name, business address, and present principal occupation or employment of each of the executive officers and directors of Belco Operating are set forth below. Unless otherwise indicated,
(i) the business address of each executive officer is either 767 Fifth Avenue, 46th Floor, New York, New York 10153 as indicated by the sign (NY) or 14300 Cornerstone Village Drive, Suite 421, Houston, Texas 77104 as indicated by the sign (TX); (ii) each director and executive officer is a citizen of the United States;
(iii) such person does not have any other principal occupation;
(iv) in the last five years, none has been convicted in a criminal proceeding excluding traffic violations or similar misdemeanor; and (v) in the last five years, none has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Name and Position with Belco Operating:

          Robert A. Belfer
               Chairman of the Board, Chief Executive Officer and
               Director (NY)
               Laurence D. Belfer
               President, Chief Operating Officer and Director (NY)

          Alan D. Berlin
               Director
               Partner in the law firm Aitken Irvin Lewin Berlin
               Vrooman & Cohn, LLP, 2 Gannet Drive, White Plains, NY 10614

          Shiv K. Sharma
               Senior Vice President - Engineering and Director (NY)

          Philip A. Epstein
               Senior Financial and Legal Advisor and General
               Counsel (NY)

          Dominick J. Golio
               Vice President - Finance and Chief Financial
               Officer (NY)

          George A. Sheffer
               Vice President - Operations (TX)

          Gary Hampton
               Vice President - Exploration - Eastern Region (TX)

          Steven L. Mueller
               Vice President - Exploration - Western Region (TX)

          Mel Fife
               Vice President - Land (TX)


                            Exhibit A

     Belco Energy LP, a Delaware limited partnership ("Belco Energy"), Belco Operating Corp., a Delaware corporation ("Belco Operating"), Belco Oil & Gas Corp., a Nevada corporation ("Belco"), and Mr. Robert A. Belfer ("Mr. Belfer"), pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, hereby agree to the joint filing of a statement on Schedule 13D with respect to a Common Stock, without par value, of Hugoton Energy Corporation and that this agreement be included as an exhibit to such joint filing.

     Belco Energy, Belco Operating, Belco and Mr. Belfer separately acknowledge that they are each responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning them contained herein. No party to this agreement is responsible for the completeness or accuracy of the information concerning the other party, unless such party knows or has reason to believe that such information is inaccurate.

     This agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     Dated as of the 27th day of June, 1997.

                              BELCO ENERGY LP


                              By:  Belco Operating Corp.
                                   its General Partner


                              By: /s/Robert A. Belfer
                                  -------------------------
                                  Name:     Robert A. Belfer
                                  Title:    Chairman and
                                            Chief Executive Officer

                              BELCO OPERATING CORP.

                              By: /s/Robert A. Belfer
                                  -----------------------
                                  Name:     Robert A. Belfer
                                  Title:    Chairman and
                                            Chief Executive Officer

                              BELCO OIL & GAS CORP.

                              By: /s/Robert A. Belfer
                                  -------------------------
                                  Name:     Robert A. Belfer
                                  Title:    Chairman and
                                            Chief Executive Officer


                              By: /s/Robert A. Belfar
                                  -------------------------
                                  Name:   Robert A. Belfer


                            Exhibit C


                    Belco Oil & Gas Corp.
                      767 Fifth Avenue
                  New York, New York  10153






STRICTLY CONFIDENTIAL

Mr. Jim Parkman                              June 25, 1997
Petrie Parkman & Co.
6350 Texas Commerce Tower
Houston, Texas  77002

Dear Jim:

     Belco Oil & Gas Corp. ("Belco") is pleased to submit a proposal to acquire all of the outstanding shares of capital stock of Hugoton Energy Corporation (the "Company"). Belco proposes (the "Proposal") to acquire all of the outstanding shares of capital stock of the Company (the "Acquisition"), other than the 14.9% of the outstanding Common Stock of the Company owned by Belco and its affiliates which will be canceled upon the consummation of the Acquisition, at a purchase price with a value of $15.00 per share of Common Stock of the Company, consisting of $5.00 in cash (the "Cash Consideration") and newly issued Belco Common Stock with a value of $10.00 (the "Stock Consideration"). The amount of shares of Belco Common Stock constituting the Stock Consideration will be calculated assuming a market price per share of Belco Common Stock of $23.00, and will be increased or decreased, as applicable, by up to 10%, to the extent that the market price of Belco Common Stock at the time of the consummation of the Acquisition is more or less than $23.00.

     What follows are additional terms and conditions relating to the Proposal:


     1.   The Proposal is not subject to a financing condition.

     2. The Proposal is subject to the satisfactory completion by Belco of its due diligence review of the Company. Belco is prepared to diligently pursue its due diligence review of the Company until completion.

     3. The Proposal is subject to the negotiation and execution of a mutually satisfactory definitive
          Agreement and Plan of Merger containing terms and conditions customary for a transaction of this type.

     4. This letter is not intended to constitute a binding commitment, and Belco reserves the right to withdraw the Proposal at any time. A binding commitment with respect to the proposed Acquisition will result only from the execution of a definitive agreement subject to the conditions expressed therein.

     Belco is eager to proceed promptly, and expects to hear a response from the Company to the Proposal as soon as possible.

                              Very truly yours,
                              BELCO OIL & GAS CORP.,

                              By  /s/Robert A. Belfer
				  ---------------------------
                                 Name:     Robert A. Belfer
                                 Title:    Chairman of the
                                           Board of Directors
                                           and Chief Executive
                                           Officer

cc:  Mr. Floyd C. Wilson

                            Exhibit D

                    Belco Oil & Gas Corp.
                      767 Fifth Avenue
                  New York, New York  10153


Mr. Floyd C. Wilson                          June 27, 1997
Chairman of the Board of Directors
Hugoton Energy Corporation
301 N. Main, Suite 1900
Wichita, Kansas  67202

Dear Mr. Wilson:

     Belco Oil & Gas Corp. ("Belco") is pleased to have been notified that Hugoton Energy Corporation (the "Company") is interested in pursuing a business combination transaction with Belco, whereby Belco would acquire all of the outstanding capital stock of the Company (the
"Acquisition").

     Given the time, effort and expense involved in Belco further pursuing the Acquisition, Belco is willing to further pursue the Acquisition if the Company agrees to the following:

     1. From the date hereof until the close of business on July 11, 1997 (the "Exclusivity Period"), the Company shall not, and shall cause its affiliates, officers, employees, directors, stockholders and representatives not to,
          (A) solicit offers, inquiries or proposals from, or negotiate or participate in discussions with, or disclose information to, others in connection with any acquisition, purchase or sale of all or a material amount of the assets of, or any securities of, or any merger, consolidation or business combination, liquidation, reorganization or similar transaction involving, the Company or any of its subsidiaries or divisions (an "Alternative Transaction"), or otherwise cooperate in any way, or assist or participate in, or facilitate or encourage, any such proposal or offer, or
          (B) participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, any effort or attempt by any other person to do or seek any of the foregoing. In addition, during the Exclusivity Period, the Company shall promptly notify Belco in writing of any written proposal or offer relating to an Alternative Proposal which includes a purchase price per share of Company common stock (i) with a value of $15.00 or more or (ii) at $14.00 cash or more, which written notice shall include the name of the party making such proposal or offer.

     2. In the event Belco and the Company do not enter into a definitive agreement with respect to the Acquisition and the Company enters into an agreement with a third party with respect to an Alternative Transaction within twelve months from the date hereof at a value per share of $14.00 or more, the Company shall promptly reimburse Belco for all reasonable out-of-pocket expenses incurred by Belco in connection with the Acquisition, in an amount up to $150,000.

     3. This letter Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to conflict of law principles. The invalidity or unenforceability of any provision of this letter agreement shall not affect the validity or enforceability of the other provisions of this letter agreement.

     Please confirm your agreement to the foregoing by countersigning in the space provided below.

                              Very truly yours,

                              BELCO OIL & GAS CORP.

                              by:    /s/ Robert A. Belfer
                                   ------------------------------
                                    Name:    Robert A. Belfer
                                    Title:   Chairman of
                                             Board of Directors
                                             and Chief Executive
                                             Officer

AGREED AND ACCEPTED AS
OF THE DATE FIRST ABOVE
WRITTEN:

HUGOTON ENERGY CORPORATION

by:   /s/ Floyd C. Wilson
    ------------------------------
    Name:   Floyd C. Wilson
    Title:  Chairman of the Board
            of Directors, President and
            Chief Executive Officer

                            Exhibit E

                    STOCK PURCHASE AGREEMENT


     This STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of this 17th day of June, 1997 by and between First Reserve Secured Energy Assets Fund, Limited Partnership, a Delaware limited partnership ("FRSEA"); and First Reserve Fund V, Limited Partnership, a Delaware limited partnership ("Fund V", and collectively with FRSEA "Sellers"), and Belco Oil & Gas Corp., a Nevada corporation ("Buyer").

                            RECITALS:

     1. Sellers own in excess of 2,940,000 shares of the common stock, no par value of Hugoton Energy Corporation, a Kansas corporation (the "Company").

     2. Sellers desire to sell to Buyer 2,940,000 shares of common stock of the Company (the "Shares"), and Buyer desires to acquire the Shares on the terms and conditions hereinafter set forth.

                           AGREEMENT:

     NOW, THEREFORE, in consideration of the premises and the mutual promises contained herein, the parties hereto covenant and agree as follows:

     1.   AGREEMENT TO SELL AND AGREEMENT TO PURCHASE.

          1.1. PURCHASE OF SHARES FROM SHAREHOLDERS. On the terms and subject to the conditions set forth herein, Sellers hereby sell, transfer, convey, assign and deliver to Buyer, free and clear of all liens, pledges, encumbrances and claims whatsoever, and Buyer hereby purchases, acquires and accepts from Sellers all the Shares. Sellers shall deliver to Buyer certificates representing the Shares, duly endorsed for transfer at the Closing (as defined in Section
     1.3 hereof).

          1.2. FURTHER ASSURANCES. From time to time after the Closing, Sellers and Buyer, and each of their respective affiliates, will execute and deliver to the other party such instruments of sale, transfer, conveyance, assignment and delivery, consents, assurances, powers of attorney and other instruments as may be reasonably requested by counsel for Buyer or Sellers in order to vest in Buyer all right, title and interest of Sellers in and to the Shares and otherwise in order to carry out the purpose and intent of this Agreement.

          1.3. CLOSING. The closing (the "Closing") of the transactions herein contemplated shall take place at the offices of Sellers, 475 Steamboat Road, Suite 200, Greenwich, Connecticut and be effective as of 10:30 a.m., local time, on June 20, 1997 or such earlier time and date as the Sellers are prepared to deliver the certificates for the Shares (the "Closing Date"). All actions taken and all documents delivered at the Closing shall be deemed to have occurred simultaneously.

     2.   CONSIDERATION TO BE PAID BY BUYER.

          2.1. PURCHASE PRICE FOR SHARES. The purchase price for the Shares shall be paid to Sellers at the Closing in an amount ("Purchase Price") equal to $30,870,000. The Purchase Price shall be payable by wire transfer to accounts and in the amounts designated in writing by Sellers prior to the Closing.

     3.   REPRESENTATIONS AND WARRANTIES OF SELLERS.

          As of the date hereof Sellers severally represent and warrant to Buyer that:

          3.1. AUTHORIZATION OF AGREEMENT. Sellers have all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.
     This Agreement and all other agreements and instruments to be executed by Sellers in connection herewith have been duly executed and delivered by Sellers, have been effectively authorized by all necessary action, corporate or otherwise, and constitute legal, valid and binding obligations of Sellers, as the case may be.

          3.2.  AGREEMENT NOT IN BREACH OF OTHER INSTRUMENTS.
     The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the fulfillment of the terms hereof will not result in a breach of any of the terms or provisions of, or constitute a default under, or conflict with, any material agreement, indenture or other instrument to which Sellers are a party or by which they are bound, either of Sellers' Limited Partnership Agreements, any judgment, decree, order or award of any court, governmental body or arbitrator, or any law, rule or regulation applicable to Sellers.

          3.3. OWNERSHIP OF SHARES. The Shares are owned beneficially and of record by Sellers, and are being transferred to Buyer free and clear of all liens, mortgages, pledges, security interests, restrictions, agreements with respect to voting, prior assignments, encumbrances and claims of any kind or nature whatsoever. No Shares are subject to any restriction with respect to their transferability (other than restrictions on transfer under applicable federal and state securities laws).

          3.4. REGULATORY APPROVALS. All consents, approvals, authorizations, permits, and other requirements prescribed by law, rule or regulation, including any third party consents, which must be obtained or satisfied by the Sellers and which are necessary for the execution and delivery by Sellers of this Agreement and the documents to be executed and delivered by Sellers in connection herewith have been obtained and satisfied.

          3.5. NO OTHER REPRESENTATIONS. Sellers are not making any representation or warranty, express or implied, of any nature whatsoever, except as specifically set forth in this Agreement and the other documents executed in connection herewith.

     4.   REPRESENTATIONS AND WARRANTIES OF BUYER.

     As of the date hereof Buyer represents and warrants to

Sellers that:

          4.1. AUTHORIZATION OF AGREEMENT. Buyer has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. This Agreement and all other documents or instruments herein contemplated to be executed in connection herewith have been duly executed and delivered by Buyer, have been effectively authorized by all necessary action, corporate or otherwise, and constitute legal, valid and binding obligations of Buyer.

          4.2.  AGREEMENT NOT IN BREACH OF OTHER INSTRUMENTS.
     The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the fulfillment of the terms hereof will not result in a breach of any of the terms or provisions of, or constitute a default under, or conflict with, any material agreement, indenture or other instrument to which Buyer is a party or by which it is bound, Buyer's Articles of Incorporation or Bylaws, any judgment, decree, order or award of any court, governmental body or arbitrator, or any law, rule or regulation applicable to Buyer.

          4.3. INVESTMENT INTENT. Buyer is acquiring the Shares for its own account and with the intention as of the date hereof of holding the Shares for purposes of investment. Buyer acknowledges that the Shares have not been registered under the Securities Act of 1933, or any state securities laws. Buyer has no intention as of the date hereof of selling the Shares in a public distribution in violation of federal securities laws or any applicable state securities laws.

          4.4. REGULATORY AND OTHER APPROVALS. All consents, approvals, authorizations, permits, and other requirements prescribed by any law, rule or regulation, including any third party consents, which must be obtained or satisfied by Buyer and which are necessary for the execution and delivery by Buyer of this Agreement and the consummation of the transactions contemplated by this Agreement have been obtained and satisfied.

          4.5. NO OTHER REPRESENTATIONS. Buyer is not making any representation or warranty, express or implied, of any nature whatsoever, except as specifically set forth in this Agreement and the other documents executed in connection herewith.

     5.   CERTAIN UNDERSTANDINGS AND AGREEMENTS OF THE PARTIES.

          5.1. TRANSFER OF DEMAND REGISTRATION RIGHT. Seller will use commercially reasonable efforts to promptly obtain the consent of the Company and any other required party to the assignment to Buyer of Sellers' Independent Registration Rights under the Registration Rights Agreement with the Company dated September 7, 1995, on terms which are reasonably satisfactory to Buyer, provided that Sellers shall not be required to pay any cash or other consideration to Company in connection with obtaining such consent.

     6.   DOCUMENTS TO BE DELIVERED AT CLOSING.

          6.1. CLOSING DOCUMENTS DELIVERED BY SELLERS. Buyer shall receive at the Closing the following documents, dated as of the Closing Date:

               6.1.1.  Stock certificates representing the
          Shares, duly endorsed for transfer.

               6.1.2. A Certificate of Sellers which reaffirms that the representations and warranties in Article 3 are true and correct as of the Closing Date.

               6.1.3.  Any other documents, certificates, or
          instruments contemplated by this Agreement to be delivered by Sellers to Buyer.

          6.2. CLOSING DOCUMENTS DELIVERED BY BUYER. Sellers shall receive at the Closing the following documents, dated as of the Closing Date:

               6.2.1.  The wire transfer of the Purchase Price
          as specified in Section 2.1.

               6.2.2.  A Certificate of Buyer which reaffirms
          that the representations and warranties in Article 4 are true and correct as of this Closing Date.

               6.2.3.  Any other documents, certificates, or
          instruments contemplated by this Agreement to be delivered by Buyer to Sellers.

     7.   MISCELLANEOUS.

          7.1. ASSIGNABILITY AND PARTIES IN INTEREST. This Agreement shall inure to the benefit of and be binding upon Buyer and Sellers and their respective permitted successors and assigns. Buyer may assign the right to purchase the Shares to any corporation or partnership controlled by Buyer provided that Buyer remains jointly obligated for the fulfillment of the terms hereof.

          7.2.  GOVERNING LAW.  THIS AGREEMENT SHALL BE GOVERNED
     BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS
     OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO
     BE PERFORMED ENTIRELY WITHIN THAT STATE.

          7.3. COUNTERPARTS. This Agreement may be executed simultaneously in one or more counterparts, which may be in the form of a facsimile of an original signature, each of which shall be deemed an original, but all of which shall constitute but one and the same instrument.

          7.4. INDEMNIFICATION FOR BROKERAGE. Buyer and Sellers each represent and warrant that, each will be responsible for the payment of their own investment banking, broker or finder fees to any individual or entity which has acted on its behalf in connection with this Agreement or the transactions contemplated hereby and shall indemnify and hold harmless the other party for any claims or demands arising from or related to any such relationship.

          7.5. PUBLICITY. Sellers and Buyer agree that press releases and other announcements to be made by any of them with respect to the transactions contemplated hereby shall be issued only after the other party to this agreement has had the opportunity to review and consult the party issuing such release or announcement. Notwithstanding the foregoing, Sellers and Buyer may respond to inquiries relating to this Agreement and the transactions contemplated hereby by the press, securities analysts, employees, or customers without any notice or further consent of the other parties hereto.

          7.6. COMPLETE AGREEMENT. This Agreement and the documents delivered pursuant to this Agreement contain or will contain the entire agreement between the parties hereto with respect to the transactions contemplated herein and shall supersede all previous oral and written and all contemporaneous oral negotiations, commitments, and understandings.

          7.7. INTERPRETATION. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          7.8. SEVERABILITY. Any provision of this Agreement which is invalid, illegal, or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity, illegality, or unenforceability, without affecting in any way the remaining provisions hereof in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal, or unenforceable in any other jurisdiction.

          7.9. EXPENSES OF TRANSACTIONS. Except as otherwise specifically provided in this Agreement, fees, costs and expenses incurred by Buyer or Sellers in connection with the transactions contemplated by this Agreement shall be borne by the party incurring the same.

          7.10. SUBMISSION TO JURISDICTION. Each of the parties hereto irrevocably consents that any legal action or proceeding against it or any of its property with respect to this Agreement or any other agreement executed in connection herewith may be brought in any court of the State of New York (located in New York City), any federal court of the United States of America located in New York City, or both, and by the execution and delivery of this Agreement each party hereto hereby accepts with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, the jurisdiction of the aforesaid courts.




                   [INTENTIONALLY LEFT BLANK]




     IN WITNESS WHEREOF, the undersigned duly execute this Agreement as of the date first written above.

SELLERS:

FIRST RESERVE SECURED ENERGY ASSETS FUND,
LIMITED PARTNERSHIP, a Delaware limited partnership

By:  First Reserve Corporation
Its: Managing General Partner


     By:    /s/ William E. Macaulay
	    -----------------------------
     Name:  William E. Macaulay
	    -----------------------------
     Title: President & CEO
	    -----------------------------


FIRST RESERVE FUND V, LIMITED PARTNERSHIP, a Delaware limited partnership

By:  First Reserve Corporation
Its: Managing General Partner


     By:    /s/ William E. Macaulay
	    -----------------------------
     Name:  William E. Macaulay
	    -----------------------------
     Title: President & CEO
	    -----------------------------



BUYER:

BELCO OIL & GAS CORP.,
a Nevada corporation



     By:    /s/ Robert A. Belfer
	    -------------------------------------
     Name:  Robert A. Belfer
	    -------------------------------------
     Title: Chairman and Chief Executive Officer
	    -------------------------------------

                            Exhibit F

                     Belco Oil and Gas Corp.
                        767 Fifth Avenue
                    New York, New York 10153

                                                   June 17, 1997



Hugoton Energy Corporation
301 N. Main, Suite 1900
Wichita, Kansas 67202

Gentlemen:

          In consideration of each of Belco Oil & Gas Corp., a Nevada corporation ("Belco"), and Hugoton Energy Corporation, a Kansas corporation ("Hugoton"), furnishing to the other information to assist in the consideration of a potential transaction (the "Transaction"), each of Belco and Hugoton agrees as follows:

          1.   As used herein "Information" means all
information (whether written, verbal, electronic, visual or otherwise) with respect to the party providing the information or on whose behalf the information is provided (the "Providing Party") furnished to the other (the "Recipient") and any analyses or other materials based on such information prepared by the Recipient or its affiliates, directors, officers, employees, advisors or agents (generally, the "Representatives"). However, Information does not include information which (a) was or becomes generally available to the public other than as a result of disclosure by the Recipient or its Representatives, or (b) is or becomes available to the Recipient or its Representatives from a source other than the Providing Party or its Representatives provided that, to the best of the Recipient's knowledge after due inquiry, the source is not bound by a legal, contractual or fiduciary confidentiality obligation with the Providing Party in respect thereof.

          2. Each Recipient agrees for a period of one year from the date hereof to use Information solely for the purposes of evaluating a possible transaction between the Recipient and the Providing Party, and that Information will be kept confidential by the Recipient; provided, however, that (i) any of such information may be disclosed to its Representatives who need to know such information for the purpose of evaluating any such possible Transaction (it being understood that Recipient's Representatives shall be informed by the Recipient of the confidential nature of such information and shall be directed by the Recipient to treat such information confidentially), and
(ii) any disclosure of Information may be made which is consented to in writing by the Providing Party. Without limiting the foregoing, no Information shall be used to circumvent a business opportunity currently available to a Providing Party; provided, however, that it is recognized and agreed that each party is actively engaged in the oil and gas business and nothing herein shall preclude a party from pursuing such business as long as such party does not use Information provided by the other party. If the Recipient is required by a court or administrative agency to disclose any of the Information, the Recipient shall promptly notify the Providing Party of such requirement so that the Providing Party may at its own expense oppose such requirement or seek a protective order or other appropriate remedy and request confidential treatment of such Information. It is agreed that if the Recipient is nonetheless compelled to disclose the Information, the Recipient may disclose only such portion of the Information which it was advised by counsel is legally required without liability hereunder. In any event, the Recipient and its Representatives will exercise reasonable efforts to obtain reliable assurance that confidential treatment will be accorded the Information and will not oppose action by the Providing Party to obtain a protective order or other reliable assurance that confidential treatment will be accorded the Information.

          3. Each of Hugoton and Belco hereby acknowledges that the disclosure by it and its Representatives of the matters which are the subject of this letter may, under certain circumstances, result in a violation of the federal securities laws and it agrees that neither it nor any of its Representatives shall take any action with respect to such matters in violation of the federal securities laws.

          4. Upon request of the Providing Party, a Recipient shall return or destroy all Information in its possession, and destroy all documents, memoranda, notes, other writings and otherwise tangible and computerized materials whatsoever prepared by the Recipient or its Representatives based on the Information which were not provided to Recipient by the Providing Party (the "Related Materials"), and shall direct any Recipient's Representative to return or destroy all Information and destroy all Related Materials in their possession and, if requested, shall deliver a certificate of an officer certifying that such destruction has occurred. Any Information, whether destroyed or returned or delivered verbally or in written or electronic form, will continue to be subject to the confidentiality and other terms of this letter agreement

          5. Although each Providing Party has endeavored to include in the Information information known to it which it believes to be relevant for the purpose of the Recipient's investigation, each Recipient understands that neither the Providing Party nor any of its Representatives have made or make any representation or warranty, express or implied, as to the accuracy or completeness of the Information. Each Providing Party agrees that, except as provided in a definitive agreement relating to a transaction between Belco and Hugoton, neither the Providing Party nor any of its Representatives are entitled to rely on the accuracy or completeness of the Information. Neither the Providing Party nor any of its Representatives shall have any liability to the Recipient or any of its Representatives resulting from the use or content of the Information.

          6. Each of Belco and Hugoton agrees that unless and until a definitive agreement between Hugoton and Belco with respect to any Transaction involving them has been executed and delivered, except as otherwise agreed to in writing between Hugoton and Belco, neither Belco nor Hugoton will be under any legal obligation of any kind whatsoever with respect to such a Transaction by virtue of this letter, except for the matters specifically agreed to herein.

          7. It is understood and agreed that money damages would not be a sufficient remedy for any breach of this agreement and that the non-breaching party shall be entitled to specific performance and injunctive or other equitable relief as a remedy for any such breach and each party further agrees not to oppose the granting of such relief and to waive any requirement for the security or posting of any bond in connection with such remedy. Such remedy shall not be deemed to be the exclusive remedy for breach of this agreement but shall be in addition to all other remedies available at law or equity.

          8. In the event of litigation relating to this agreement, if a court of competent jurisdiction determines in a final, non-appealable order that (i) a party has breached this agreement, then such breaching party shall be liable and pay to the non-breaching party the reasonable legal fees such non-breaching party has incurred in connection with such litigation, including any appeal therefrom or (ii) a party commenced an action or brought a counterclaim respecting this agreement against the other party which was not in good faith, then the party whose actions were found not to be in good faith shall be liable and pay to the other party the reasonable legal fees such other party has incurred in connection with such action or counterclaim, including any appeal therefrom.

          9. This letter shall be governed by, and construed in accordance with, the internal laws of the State of Kansas without regard to principles of conflict of laws. Venue for any action to enforce the provisions of this letter shall be exclusive in the federal and state courts in Kansas.

          10. Each of Belco and Hugoton acknowledges and agrees that no failure or delay by the other party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other further exercise thereof or the exercise of any right, power or privilege hereunder.

          11. This letter shall be binding upon Belco's and Hugoton's respective successors and assigns and shall inure to the benefit of, and be enforceable by, Belco's and Hugoton's respective successors and assigns.

          12. This letter may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same agreement.

          13. This letter contains the entire agreement between Belco and Hugoton concerning the confidentiality of the Information, and no modifications of this letter agreement or waiver of the terms and conditions hereof will be binding upon either Belco or Hugoton, unless approved in writing by both Belco and Hugoton.

          14. Except for the terms hereof relating to the return or destruction of Information and Related Materials contained in Paragraph 4 hereof, this agreement shall terminate in all respects one year from the date hereof.

          Please confirm your agreement with the foregoing by signing and returning to the undersigned the duplicate copy of this letter enclosed herewith.

                         Very truly yours,

                         BELCO OIL & GAS CORP.

                         By: /s/ Robert A. Belfer
                             -----------------------------
                             Name:  Robert A. Belfer
                             Title: Chairman and Chief Executive Officer
AGREED AND ACCEPTED
AS OF THE DATE FIRST
ABOVE WRITTEN:


HUGOTON ENERGY CORPORATION


By: /s/ W. Mark Womble
    ------------------------------------
    Name:  W. Mark Womble
    Title: Executive Vice-President


                            Exhibit G

                    Belco Oil & Gas Corp.
                      767 Fifth Avenue
                    New York, N.Y.  10153
                                               June 17, 1997
Mr. Floyd C. Wilson
Chairman of the Board of Directors
Hugoton Energy Corporation
301 N. Main, Suite 1900
Wichita, Kansas  67202

Dear Mr. Wilson:

          The purpose of this letter agreement is to set forth our agreement with respect to the matters specified below.

          1.   Belco Oil & Gas Corp. ("Belco") and Hugoton
Energy Corporation ("Hugoton") will promptly execute and deliver the Confidentiality Agreement attached hereto as Exhibit A (the "Confidentiality Agreement") for the purpose of each of Hugoton and Belco performing a due diligence review of the other for the purpose of pursuing a possible business combination (the "Transaction").

          2. Promptly subsequent to the execution and delivery of this letter agreement and the Confidentiality
Agreement, for a period commencing within 30 days of the date hereof, and ending with the earliest to occur of (i) the close of business on the tenth calendar day after such date and (ii) the execution and delivery of a definitive agreement relating to the Transaction, each of Belco and Hugoton will provide the other and their respective officers, employees, attorneys and other advisors full access at reasonable times to any and all facilities, contracts, books, records and geological and other information as well as access to key personnel, all as may be reasonably requested to satisfactorily complete their respective due diligence reviews.

          3.   Hugoton acknowledges that Belco has informed
Hugoton that on the date hereof Belco is entering into an agreement with affiliates of First Reserve Corporation
("First Reserve") relating to the acquisition by Belco from affiliates of First Reserve of 2,940,000 shares of common stock of Hugoton (the "Purchased Shares").

          4.   Hugoton agrees that Belco shall have
registration rights with respect to the Purchased Shares which are the same as the registration rights which First
Reserve and its affiliates currently has with respect to such shares, which will be accomplished by either (i) First
Reserve effectively assigning its registration rights with respect to such shares to Belco or (ii) Hugoton granting such registration rights to Belco with respect to the Purchased Shares.

          5. Hugoton will promptly file a post-effective amendment to the shelf registration currently in effect with respect to the shares of Hugoton owned by First Reserve and its affiliates pursuant to that certain Agreement and Plan of Merger dated May 26, 1995, between Hugoton and certain other parties (the "Shelf Registration"), which post-effective amendment will contain an amendment to the plan of distribution to provide that (i) Belco will be added as a selling stockholder for the purpose of the Shelf Registration, (ii) the Purchased Shares owned by Belco will be registered pursuant to the Shelf Registration and (iii) Belco will have the right to sell pursuant to the Shelf Registration, in any calendar quarter, an amount of shares of Hugoton common stock equal to up to 5% of the aggregate amount of Hugoton common stock outstanding on the date hereof. Hugoton will use best efforts to cause such post-effective amendment to become effective within 60 days after the date hereof and remain effective for two years.

          6. If Hugoton shall be unable to satisfy its obligations specified in paragraph 5 above, Hugoton shall promptly file, and use best efforts to cause to become effective and remain effective for two years, a new shelf registration with respect to the Purchased Shares, within the time periods specified in paragraph 5 above and including a plan of distribution covering the matters specified in paragraph 5 above.

          7. Belco will reimburse Hugoton for filing fees paid by Hugoton to the United States Securities and Exchange Commission in connection with Hugoton performing its obligations specified in paragraphs 5 and 6 above
(Belco's obligation shall be pro-rated to the extent any such filing fees relate to shares in addition to the Purchased Shares).

          8. This letter agreement shall be governed by, and construed in accordance with, the internal laws of the State of Kansas without regard to conflict of law principles. The invalidity or unenforceability of any provision of this letter agreement shall not affect the validity and enforceability of the other provisions of this letter agreement.

          Please include your agreement to the foregoing by countersigning in the space provided below.

                         Very truly yours,

                         BELCO OIL & GAS CORP.

                         By: /s/ Robert A. Belfer
                             -----------------------------
                             Name:  Robert A. Belfer
                             Title: Chairman and Chief Executive Officer
AGREED AND ACCEPTED
AS OF THE DATE FIRST
ABOVE WRITTEN:


HUGOTON ENERGY CORPORATION


By: /s/ W. Mark Womble
    ------------------------------------
    Name:  W. Mark Womble
    Title: Executive Vice-President


                            Exhibit H

[COMPANY LOGO]

NEWS RELEASE
------------

From:	BELCO OIL & GAS CORP.
	767 Fifth Avenue - 46th Floor
	New York, NY  10153
	Contact:  Myra E. Turoff, Investor Relations - (212)508-9539

FOR IMMEDIATE RELEASE

BELCO OIL & GAS CORP. ANNOUNCES PURCHASE OF HUGOTON ENERGY SHARES
AND AGREEMENT TO EXCHANGE INFORMATION

Friday, June 20, 1997

	Belco Oil & Gas Corp. (NYSE: BOG) announced today that it had purchased from affiliates of First Reserve Corporation 2,940,000 shares of common stock of Hugoton Energy Corporation at $10.50 per share, representing approximately 14.9% of the total outstanding shares.
	Belco added that it had executed a joint confidentiality agreement with Hugoton pursuant to which each party would exchange information with the other. Belco stated that there are no assurances that a business combination transaction will occur.

	Belco Oil & Gas Corp. is an independent energy company engaged in the exploration, development and production of natural gas and oil.